Exhibit 99.37

FOR IMMEDIATE RELEASE TSX Symbol: COA NASDAQ OMX (STOCKHOLM) Symbol: COA.ST COASTAL CONTACTS APPOINTS LIOLIOS GROUP FOR INVESTOR RELATIONS Scheduled to Present at the 2012 Gateway Conference on September 6 Vancouver, British Columbia. - August 31, 2012 – Coastal Contacts, Inc. (TSX: COA) (NASDAQ OMX (STOCKHOLM): COA.ST), one of the largest online retailers of vision care products in the world, has engaged Liolios Group to lead its investor relations and financial communications program. “We look forward to collaborating with Scott Liolios and his team as we continue to build the leading brand in the rapidly evolving online eyewear industry,” stated Roger Hardy, Coastal’s Founder and CEO. “Liolios Group has a proven track record of assisting emerging growth companies in building quality, long-term relationships with investors, analysts and institutions.” In addition, Mr. Hardy will be presenting at the 2012 Gateway Conference on September 6, 2012 at 9:30am PT at the W San Francisco Hotel. For more information about the Gateway Conference, visit www.liolios.com. About Liolios Group Inc.: Liolios Group, Inc. is a highly selective and comprehensive investor relations firm specializing in small and micro-cap companies. The firm aims to deliver superior performance in corporate messaging and positioning, investor awareness, analyst and financial press coverage, and capital attraction. Founded in 1999, Liolios Group executives have extensive experience in finance and investments, and represent clients in a wide range of industries, including technology, digital media, consumer/internet retail, healthcare/life sciences, natural resources, and business consulting and outsourcing.

About Coastal Contacts Inc.: Coastal Contacts, Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com. For Further Information: Terry Vanderkruyk Vice President, Corporate Development Coastal Contacts Inc. 604.676.4498 terryv@coastal.com or Liolios Group Inc. Scott Liolios or Cody Slach Tel 949.574.3860 COA@liolios.com Cautionary Note Regarding Forward-Looking Information and Statements Certain of the statements and information contained in this news release which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by use of the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions. Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Persons reading this news release are cautioned that forward-looking information and statements are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; our ability to implement our business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that we will not be successful in defending against litigation; dependence on the internet; and other factors referred to under the section entitled “Risk Factors” in our most recently filed Annual Information Form, dated December 14, 2011. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note. The forward-looking information and statements contained herein are made as of the date of this news release and we expressly disclaim any intent or obligation to update such information or statements except as required by applicable law.